Part II: Activities of the Broker-Dealer Operator and its

Affiliates

Item 2:   Affiliates Trading Activities on the
ATS

     a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☐☐Yes   ☐☐No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

~~VAL's Canadian, EU and Asia Pacific Affiliates~~Virtu Canada Corporation, Virtu Europe Trading Limited, and Virtu ITG Hong Kong Limited are broker-dealers that offer products and services similar to VET and have hi-touch desks, all of which can enter or direct the entry of orders to MtachIt through VAL. VAL enters or directs orders to the ATS for these Affiliates as agent or riskless principal using the VAL MPIDs VALR, or VALX.

Item 6:   Activities of Service Providers

     b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☐☐Yes   ☐☐No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

The MatchIt matching engine is hosted in Equinix's NY5 Data Center in Secaucus, N.J. VAL, VAL Affiliates, and Direct Subscribers submit orders to APIs that are hosted in either Equinix's NY4 Data Center or Equinix's NY5 Data Center in Secaucus, N.J. See Part III, Item 6. The Data Centers provide services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center. MatchIt submits trades to the FINRA NASDAQ Carteret TRF and NASDAQ Chicago ~~NYSE~~ TRF for submission to the consolidated tape and for submission to NSCC for clearance for Subscribers who are broker-dealers and have elected to entered into Agreements to Give Up ("AGUs") and have their locked-in transactions submitted to the NSCC though the TRF.

Part III: Manner of

Operations

Item 14: Counter-Party Selection

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

    ☐☐<mark>Yes</mark>   ☐☐No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected,   and whether the designations affect the interaction and priority of trading interest in the ATS.

Virtu Principal Opt Out: VAL and VAL Affiliates may submit instructions on orders that prevent interactions with Virtu principal orders, as described in Part II, Item 3(a). This instruction is not available to Direct Subscribers. See Part III, Item 7 which lists order instructions including this instruction.

MatchIt Liquidity Profile Interaction: All Direct Subscribers have the option to block interaction against specific Liquidity Profiles, as described in Part III, Item 13. VAL programs its algorithms to use blocking when analysis suggests it may improve execution outcomes. VAL implements the logic of the algorithms such that decisions are made on specific child orders in specific circumstances. Indirect Subscribers cannot make decisions to block based on Liquidity Profiles. MatchIt will prevent liquidity removing orders from matching with liquidity adding orders from counterparties falling into the specified liquidity profiles when Subscribers place the blocking instruction on their liquidity adding orders. Subscribers can send instructions designating which Liquidity Profiles to interact with on an order by order basis via FIX tag. These Profiles are only created for the Main Session and only effect counterparty interaction in the Main Session. See Part III, Item 7 which lists order instructions including this instruction.

Self-Match Prevention: Direct <u>and Indirect</u> Subscribers may provide instructions that will prevent order<u>s</u> from crossing if the resulting cross may result in a transaction with no change in beneficial ownership.

Other Order Attributes: Direct Subscribers can place other attributes on orders that could limit an order's ability to interact with certain contra side interest. These additional attributes include: Minimum Execution Quantity, Do Not Execute In A Locked Market, and Add Only.

    b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

    ☐☐Yes   ☐☐<mark>No</mark>

If no, identify and explain any differences.

The Virtu Principal Opt Out is only available to VAL and VAL affiliates.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

MatchIt does not charge any subscription or connectivity fees. Direct Subscribers pay fees between $.0001 and $.0010 per share. VAL and VAL Affiliates are not assessed a fee for MatchIt trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.

VAL is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on MatchIt as an execution venue. In each transaction that does not include VAL mpids VIRT and VALX, VAL is identified on transaction reports as the CAT executing broker for the buyer and the selling MatchIt subscriber is reported as the CAT executing broker for the seller. FINRA assesses CAT fees on both VAL, on behalf of the buying MatchIt subscriber, and on the selling MatchIt subscriber. VAL passes through to the buying MatchIt subscriber these CAT-related fees that VAL is assessed on behalf of those buying MatchIt subscribers. For transactions that include VAL mpids VIRT or VALX and an external subscriber as the contra, the external subscriber's mpid is reported as the CAT executing broker regardless of the side of the external subscriber's trade. VAL does not pass through CAT-related fees if the MatchIt subscriber's CAT-related fees are less than $50 for a given month.

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

VAL may in its sole discretion, stop trading certain symbols from time to time for, among other reasons, the purpose of remaining below the volume thresholds for (i) classification as an "SCI Entity" under Regulation SCI and (ii) certain regulatory requirements as set forth in Rules 301(b)(3) and (5) of Regulation ATS.

VAL uses a proprietary market data system to consolidate the best bids and offers to determine the NBBO at which executions occur on MatchIt. See Part III, Item 23 for a description of this system. VAL has programmed its market data system to disseminate an alert when it detects a certain level of disparity from normative messages received by the systems. The MatchIt system is programmed to shift to utilizing only the SIP BBOs when there is a certain level of disparity between the exchange book feeds and the SIP. If the Firm's Core Operations staff determines that there appears to be a significant delay or issue with the Firm's market data, they will cause MatchIt to suspend trading in the impacted symbol or in all symbols in the case that they determine there is a more severe systems issue. In either event, the Core Operations staff will cause MatchIt to cancel impacted orders. Cancellation reports will be sent to clients as soon as possible and MatchIt's client services personnel will attempt to contact Subscribers. Where there is a severe systems interruption that prevents MatchIt from recovering for the remainder of the day, MatchIt will instruct Subscribers to route their orders to other market centers.

MatchIt will not execute orders if the NBBO is crossed, if the NBB is below the LULD Lower Limit Price Band, if the NBO is above the LULD Upper Limit Price Band, or if the security is in a LULD Trading Pause.

MatchIt will reject orders in certain NMS Stocks, including any symbols on VAL's restricted list or symbols for which VAL seeks to remain below certain volume thresholds. In those circumstances MatchIt will provide clients with notice of the symbol(s) that will be unavailable by posting information on the MatchIt page on the Virtu Financial, Inc. website (http://www.virtu.com).

For details on suspension of trading as a result of trade reporting outages, see Part III Item 21a.

Item 21: Trade Reporting

    a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

VAL reports MatchIt transactions to the FINRA NASDAQ Carteret TRF. MatchIt may also report transactions to the FINRA ~~NYSE~~ NASDAQ Chicago TRF ~~at the request of a client or~~ in the event of an outage of the FINRA NASDAQ Carteret TRF. In the event that MatchIt is unable to report transactions to the NASDAQ Carteret TRF or NASDAQ Chicago TRF, MatchIt will cease trading, cancel existing orders, and reject new orders.

    b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

      ☐☐Yes   ☐☐No

      If no, identify and explain any differences.

Item 22: Clearance and Settlement

    a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

VAL is the counterparty to all trades that occur in the ATS and VAL initiates the process to clear and settle with each counterparty. VAL requires Direct Subscribers to be self-clearing or have an arrangement with a clearing firm. VAL submits all transactions of Direct Subscribers to NSCC for clearance and NSCC submits entries to DTC for settlement. Direct Subscribers may elect to clear their transactions via a QSR agreement which allows for VAL to submit a locked in trade to NSCC for clearance or via an AGU Agreement which allows VAL to submit locked in trades to the FINRA NASDAQ Carteret or ~~NYSE~~ NASDAQ Chicago TRF for submission to NSCC for clearance. VAL submit transactions for clearance and settlement trades with Indirect Subscriber's that are broker-dealers in the same manner as described above. For Indirect Subscribers that are Customers, i.e., they are not broker-dealers, VAL will submit their transactions through the facilities of the DTC for RVP/DVP settlement.